UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dover Downs Gaming & Entertainment, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260095 10 4

(CUSIP Number)

Henry B. Tippie, c/o Dover Downs Gaming & Entertainment, Inc.,

3505 Silverside Road, Concord Plaza, Plaza Centre Building, Suite 203, Wilmington, DE  19810
(302) 475-6757

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260095 10 4

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
(A)          Estate of John W. Rollins, Sr.
(B)           Henry B. Tippie, Executor of the Estate of John W. Rollins, Sr.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(A)          E.I.N. # 54-6461824
(B)           S.S. # ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization (A) State of Delaware (B) United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power (A) 7,218,372 (B) 2,321,000

	8.	Shared Voting Power (A) 0 (B) 230,000

	9.	Sole Dispositive Power (A) 7,218,372 (B) 2,000,000

	10.	Shared Dispositive Power (A) 0 (B) 230,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (A) 7,218,372 (B) 2,551,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) (A) 41.4% (B) 19.9%

14.	Type of Reporting Person (See Instructions) (a) 00 (b) IN

Item 1.	Security and Issuer

The class of equity security to which this Schedule 13D relates is the Common Stock (the “Common Stock”), par value $.10 per share, of Dover Downs Gaming & Entertainment, Inc., a Delaware corporation (the “Company” or the “issuer”).  The Common Stock is publicly traded.  The ownership reflected above includes both Common Stock and Class A Common Stock.  Class A Common Stock is not publicly traded.  Class A Common Stock entitles the holder to ten (10) votes per share and is convertible at any time into shares of Common Stock on a one-for-one basis at the option of the shareholder.  As a result, under Rule 13d, a holder of Class A Common Stock is deemed to have beneficial ownership of the Common Stock which such shareholder may acquire upon conversion of the Class A Common Stock.  The percentages set forth herein assume the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into Common Stock. The principal office of the Company is located at 1131 N. DuPont Highway, Dover, Delaware  19901.

Item 2.	Identity and Background
(a) (A) Estate of John W. Rollins, Sr. (the “Estate”)

(B) Henry B. Tippie, both as executor of the Estate and individually (“Mr. Tippie”).  The Estate and Mr. Tippie are not a “group” within the meaning of Section 13(d) and are filing on the same Schedule for convenience only.

(b)                                (A) The Estate’s business address is c/o Dover Downs Gaming & Entertainment, Inc., 3505 Silverside Road, Concord Plaza, Plaza Centre Building, Suite 203, Wilmington, DE  19810.  The Estate came into existence upon the death of John W. Rollins, Sr. on April 4, 2000.  Letters Testamentary upon the Estate were in due form of law granted unto Mr. Tippie on April 7, 2000.

(B) Mr. Tippie’s business address is 3420 Executive Center Drive, N.W., Suite 163, Austin, TX 78731.
(c ) (A) Not applicable.

(B) Mr. Tippie is Chairman of the Board and of the Executive Committee of the Company, Chairman of the Board and Chief Executive Officer of Tippie Services, Inc., 3420 Executive Center Drive, N.W., Suite 163, Austin, TX  78731, and a Director of various other public and private companies.

(d) (A) & (B) During the last five years, neither Mr. Tippie nor the Estate were convicted in a criminal proceeding.

(e)                                 (A) & (B) During the last five years, neither Mr. Tippie nor the Estate were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding, either was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (A) Not applicable.
(B) Mr. Tippie is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration
(A) Not applicable. (B) Not applicable.

Item 4.	Purpose of Transaction

The Company is a “controlled corporation,” as defined by New York Stock Exchange Rule 303A, because Mr. Tippie controls in excess of fifty percent of Company’s voting power.  Mr. Tippie’s voting control emanates from his personal holdings of Common Stock and Class A Common Stock, from his status as executor of the Estate of John W. Rollins, Sr., and from certain shares as to which he has voting rights pursuant to the agreement described below.

On November 9, 2004, Mr. Tippie and R. Randall Rollins (“Mr. Rollins”), one of the Company’s directors, entered into a Stockholders Voting Agreement and Irrevocable Proxy (“Agreement”) pursuant to which Mr. Rollins granted to Mr. Tippie the right to vote 321,000 shares of Class A Common Stock owned by Mr. Rollins.  Mr. Rollins is also the beneficial owner of an additional 1,100,000 shares of Class A Common Stock which are not subject to this Agreement. The Company is not a party to the Agreement.

Under the terms of the Agreement, Mr. Rollins and Mr. Tippie agree to consult with each other relative to matters involving the voting of shares of the Company’s stock yet each stockholder reserves the right to vote shares beneficially owned by him in any manner he sees fit in his sole discretion, except that Mr. Rollins grants to Mr. Tippie the right to vote 321,000 shares of Class A Common Stock owned by Mr. Rollins.  The Agreement has an initial one (1) year term and continues for four (4) successive one (1) year terms unless Mr. Rollins terminates the Agreement prior to its anniversary date.  The Agreement automatically terminates in the event that Mr. Tippie ceases to control more than 50% of the voting power in the Company (measured by voting control in the outstanding shares of the Company’s Common Stock and Class A Common Stock on a combined basis) or in the event of the death or incapacity of Mr. Tippie.  The Agreement shall not in any way restrict Mr. Rollins’ right to sell, gift or otherwise dispose of the 321,000 shares of Class A Common Stock and shall cease to have any force and effect with respect to any such shares which may be sold, gifted or otherwise disposed of.  In the event that all of the 321,000 shares of Class A Common Stock are sold, gifted or otherwise disposed of, the Agreement automatically terminates.  Mr. Tippie is also free at any time to cede voting control back to Mr. Rollins by providing written notice of such intention, in which event the Agreement automatically terminates.  The Agreement is attached hereto as Exhibit A.

On November 5, 2004, the Company announced an intention to commence a self-tender for up to 10% of the Company’s outstanding shares of Common Stock and up to 10% of the Company’s outstanding shares of Class A Common Stock.  The Estate has indicated an intention to tender 1,500,000 shares of Class A Common Stock and 200,000 shares of Common Stock in connection with this self-tender.  One of the purposes of the Agreement was to maintain the Company’s status as a “controlled corporation” following the completion of the self-tender.

Item 5.	Interest in Securities of the Issuer
(a)	(A) Estate:

Amount beneficially owned: 7,218,372.  The Estate beneficially owns 200,000 shares of Common Stock and 7,018,372 shares of Class A Common Stock or 41.4% of the Common Stock (which for purposes of this calculation is based on 10,404,212 shares of Common Stock outstanding to which have been added 7,018,372 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by the Estate into shares of Common Stock).

(B) Mr. Tippie:

Amount beneficially owned: 2,551,000. The Reporting Person beneficially owns 130,000 shares of Common Stock and 2,421,000 shares of Class A Common Stock or 19.9% of the Common Stock (which for purposes of this calculation is based on 10,404,212 shares of Common Stock outstanding to which have been added 2,421,000 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into shares of Common Stock).  The above numbers include 321,000 shares of Class A Common Stock over which Mr. Tippie has voting control only (but not the power to dispose of the shares and no pecuniary interest in the shares), 25,000 shares of Common Stock held as Co-Trustee and 105,000 shares of Common Stock and 100,000 shares of Class A Common Stock held by Mr. Tippie’s wife.

(b)	Please refer to Items 7 through 9 on the cover page hereof and Item 5(a) above.
(c)	(A) None. (B) None.
(d)	(A) None. (B) None.
(e)	(A) Not applicable. (B) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None, except as disclosed in Item 4 above.

Item 7.	Material to Be Filed as Exhibits
The following is attached to this filing:
Exhibit A: Stockholders Voting Agreement and Irrevocable Proxy entered into November 9, 2004 between Henry B. Tippie and. R. Randall Rollins.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Estate of John W. Rollins, Sr.

Date: November 9, 2004	/s/ Henry B. Tippie
By Henry B. Tippie, Executor

/s/ Henry B. Tippie
Henry B. Tippie, Individually

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)